

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2020

Paul Rouse
Chief Financial Officer
Thryv Holdings, Inc.
2200 West Airfield Drive
P.O. Box 619810
DFW Airport, Texas 75261

> **Re: Thryv Holdings, Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted May 11, 2020**
> **CIK No. 0001556739**

Dear Mr. Rouse:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1 filed May 11, 2020

General

1. We note your response to prior comment 1 and that you have not yet identified the financial advisor(s) you intend to engage for this offering. In your next amendment, please identify the financial advisor(s) you intend to engage. In this regard, we note that resolution of our comments is dependent upon the nature and scope of the financial advisor's role in this direct listing, including its ability to perform its functions in a manner that is consistent with Regulation M or the limitations and representations set forth in the Spotify Letter.

Plan of Distribution, page 130

2.　We note your response to prior comment 10. We re-issue the first part of the comment, where we ask you to describe the extent to which you or your financial advisor(s) may contact any Registered Stockholders, existing stockholders or potential investors regarding their interest in buying or selling. When known, please provide additional information about your proposed investor day and investor education activities, including the type of information that will be presented to investors, by whom and in what format it will be presented, and with what frequency it will be delivered. When known, please also provide a timeline of the investor day and investor education activities that will be held prior to the direct listing.

3.　We note your response to prior comment 11. Please clarify what is meant by the phrase "other reference prices" in the statement, "[p]rior to the Opening Trade, Nasdaq will disseminate the Current Reference Price and other reference prices on its Net Order Imbalance Indicator ('NOII')." Please explain what, if any, role the financial advisor will play in determining any of these "other reference prices."

4.　We note that the financial advisor will request that Nasdaq determine the Current Reference Price in its sole discretion without input from the financial advisor. Please confirm that the financial advisor will also forego use of, and privileged access to, Nasdaq's confidential BookViewer tool, on the grounds there is no longer any justification for the financial advisor having this privileged access to "anonymized and aggregated pre-opening buy and sell orders (above the level of the executing broker-dealer)."

　　Similarly, please explain why the financial advisor's access to the Nasdaq "NOII" tool, which provides frequently updated and very detailed pre-opening buy-sell interest and order imbalance-related information as well as other resources, is not sufficient for purposes of the financial advisor being able to notify Nasdaq that the company's security is "ready to trade" or when "a reasonable amount of volume will cross on the opening trade."

5.　As you know, Rule 104 of Regulation M and section 9(a) under the Exchange Act prohibit stabilizing activities in connection with at-the-market offerings, including direct listings. As such, please explain how the financial advisor will help determine whether there is a "reasonable amount of volume" based on the stated "goal of minimizing, once the Opening Trade occurs, the immediate price volatility that may occur if trading is opened prematurely based on low volume" without running afoul of this prohibition.

6.　Given that your controlling stockholder owns a significant percentage of the common stock of the company, please explain whether the financial advisor's assessment that a "reasonable amount of volume" has crossed will be dependent on the actions of the controlling stockholder. For example, if the controlling stockholder decides not to sell any of its shares explain, how, if at all, the financial advisor's volume assessment will be affected. In addition, please describe the measures, if any, that you will put in place to limit the ability of the controlling stockholder to affect the assessment that a "reasonable amount of volume" has crossed. Please also revise, as necessary, to provide appropriate risk factor disclosure.

7. We note your response to prior comment 11 and your hypothetical example of the calculation of the Current Reference Price on page 130. Please revise your disclosure to clarify what the "entered price" is and what it means for shares to be "unexecuted in the cross." In this regard, please revise your example to explain how it is possible under item (ii) that you would have 300 shares "unmatched" at a price of $10.00, but under item (iii) you would have zero shares "unexecuted in the cross" at a price of $10.00. Also, your example seems to emphasize the process for unmatched orders but does not explain how "all accepted orders" that were matched factor into setting the Current Reference Price. Please revise.

8. We note your response to prior comment 12. The statement, "the Financial Advisor <u>will be involved in the price setting</u> mechanism for the Current Reference Price contemplated under the opening cross" appears to contradict your statement in your response to prior comment 11 about the financial advisor foregoing input in determining the Current Reference Price. Please revise accordingly. Please also confirm that any decision to delay or proceed with trading that rests with the financial advisor will be carried out consistent with the agreement of the financial advisor to forego having any input in determining the Current Reference Price, and only to the extent not inconsistent with Regulation M or the limitations and representations set forth in the Spotify Letter.

9. Please confirm that the financial advisor will only (i) determine to postpone, delay, or reschedule a direct listing pursuant to Nasdaq Listing Rules 4120(c)(8) and 4120(c)(9), (ii) determine the Company's Shares are "ready to trade" at the Current Reference Price (determined by Nasdaq), or (iii) determine that a reasonable amount of volume has crossed on the Opening Trade to the extent the financial advisor is able to do so consistent with Regulation M or the limitations and representations set forth in the Spotify Letter.

10. In the response to prior comment 12 you state that the controlling stockholder, like any other stockholder, may specify the minimum price at which it sells. However, in the response to prior comment 14 the company and the controlling stockholder disclaim the ability to dominate or control the market. In light of the disproportionate number of shares held by a single stockholder, please disclose in your Risk Factors and Plan of Distribution sections the controlling stockholder's ability to set a floor for your stock prices by refusing, even if in good faith, to sell shares below a minimum price. In your response, please tell us how you will ensure that the activities of the controlling stockholder are consistent with Regulation M or the limitations and representations set forth in the Spotify Letter.

11. We note your response to prior comment 13. Please confirm that the financial advisor will only perform the functions described in your response (for example, functions related to Nasdaq Listing Rule 4120(c)(9) or in (c)(8) of the Exchange Act, such as the

determination of the Current Reference Price and any indicative clearing prices, the dissemination of any order imbalance information to Market Participants, and the determination as to the timing, approval and delay of the Opening Trade) to the extent the financial advisor can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M, or relief granted (i.e., the Spotify Letter) thereunder.

12.   Based upon your responses to our comments, we note that your financial advisor will require that Nasdaq determine the Current Reference Price in its sole discretion without input from the financial advisor. Your disclosure, however, continues to suggest that your financial advisor will be involved where you state that the Current Reference Price will be "...a price determined by Nasdaq after consultation with _____ in its capacity as our financial advisor." Please tell us why this consultation is necessary or revise to remove it. Also, tell us how it would be consistent for the financial advisor to establish price bands, as you suggest in your response to comment 13, if they will not be involved in the determination of the Current Reference Price.

13.   We note your response to prior comment 14. Please clarify the following statement:

- Restricted Period : The Company, its Financial Advisor, Registered Stockholders and their respective affiliated purchasers will observe a restricted period commencing on the fifth business day prior to the determination of the opening trading price of the Shares on Nasdaq and ending with the commencement of secondary market trading in the Shares on Nasdaq (the "Restricted Period") during which they will not directly or indirectly, bid for, purchase, or attempt to induce any person to bid for or purchase the Shares, subject to the exceptions in Regulation M.

Specifically, please explain, with the use of a timeline for illustrative purposes, when exactly will the "commencement of secondary market trading in the Shares on Nasdaq" occur in relation to the Direct Listing Opening Trade/Auction. Based on the underlined language, please explain whether you consider the Direct Listing Opening Trade/Auction as occurring before or after the secondary market trading commences.

14.   Please also confirm that, to the extent that the Nasdaq rules or procedures may permit or require any expansion of the role and scope of activities to be performed in connection with a direct listing on Nasdaq, the financial advisor will carry out such role and activities (whether with respect to the pricing or timing or opening of trading) only to extent it can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M, or applicable relief granted thereunder (i.e., the Spotify Letter).

   You may contact Tony Watson at (202) 551-3318 or Donna Di Silvio at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with any other questions.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services

cc: Corey Chivers, Esq.